citibank®

03 JUL 14 AM 7:21

Depositary Receipts
111 Wall Street, 20th Floor,
Zone 7, New York, NY 10005
Tel: (212) 657-1853
Fax: (212) 825-5398
e-mail: rhonda.c.lee@citigroup.com
Rhonda Lee
Vice President


03024646

SUPPL

June 26, 2003

Securities & Exchange Commission
Division of International Corporate Finance
Room 3094 (3-G)
450 Fifth Street, NW
Washington, DC 20549

Re: Exemption No. 82-3296

To Whom It May Concern,

We have been directed by China Steel Corporation (the "Company") to arrange the mailing of all documents that are published in Taiwan, the Republic of China, and remit the attached material to you, pursuant to the Company's exemption from registration under the Securities Act of 1934 (the "Exchange Act"). This mailing service is not a legal service from Citibank N.A.

Attachment:

- Announcing the important resolutions made by the 2003 Annual Stockholders' meeting
- The important resolutions made by the 10th conference of the 11th boards of directors of the Company

PROCESSED
JUL 22 2003
THOMSON FINANCIAL

Sincerely,

Rhonda Lee

Rhonda C. Lee
Vice President, Account Management
Citigroup® Global Transaction Services
Citibank® Depositary Receipt Services

dlw 7/18

China Steel Corporation Announcement

June 18, 2003

Subject: Announcing the important resolutions made by the 2003 Annual Stockholders' Meeting

I. Observance of the Article 2 Item 18 of "The Procedure for Verifying and Handling Important Information Disclosure by Publicly Listed Companies".

II. On June 18, 2003, the 2003 Annual Stockholders' Meeting has made the following important resolutions:

1.Approving 2002 Operation Report and Financial Statements.

2. Approving the Company's earnings distribution program of fiscal year 2002:
The Company's 2002 after-tax profit totaled NT$ 16,839,079,758.1. After adding prior years' undistributed earnings of NT$ 68,385,316.4 and the undistributed earnings transferred from premium of disposal of properties NT$ 18,462,301; and after subtracting the impact from the change in long term equity investment shareholding percentage of NT$ 51,407,373 the total amount of earnings available for distribution comes to NT$ 16,874,520,002.50 which we plan to distribute as follows, in accordance with the Company's Articles of Incorporation:

(1) Transfer to statutory capital surplus: NT$ 1,683,907,975.
(2) Compensation for the Board of Directors and the Board of Supervisors: NT$ 44,588,950 to be distributed entirely in cash.
(3) Employee bonus distribution: NT$ 445,889,560 to be distributed entirely in stock.
(4) Preferred stock dividend distribution: cash dividend of NT$ 1.4 per share and stock dividend of NT$ 0.15 per share for a combined total of NT $74,031,100.
(5) Common stock dividend distribution: cash dividend of NT $1.4 per share and stock dividend of NT$ 0.15 per share for a combined total of NT$ 14,365,342,546.1.
(6) Undistributed earnings: NT$ 260,759,871.4.

3. Approving the proposed application of NT$ 1,843,248,300 from earnings available for distribution in 2002 toward an increase in equity capital with the issuance of 184,324,830 common shares.

4. Approving the amendment of certain provisions of the Company's Articles of Incorporation.

5. Approving the Company's Procedures for the Handing of Acquisition or Disposal of Assets

6. Approving the amendment to certain provisions of the Company's Principles on the Issuance of Guarantees to External Parties.

7. Approving that our Chairman of directors Mr. Lin Wen-Yuan shall be allowed to serve as Director of China Ecotek Corp., Yieh Loong Enterprise Co. Ltd, Taiwan Rolling Stock Co.Ltd, and Taiwan Steel Corp .

China Steel Corporation

Y. C. Chen
Executive Vice President

China Steel Corporation Announcement

The important resolutions made by the 10th conference of the 11th boards of directors of the Company June 18, 2003

1. Approving the agenda to participate East Asia United Steel Corporation Investment Project

CSC, Sumitomo Metal Industries (SMI) and Sumitomo Corporation (SC) will establish a joint venture company named East Asia United Steel Corporation (EAU) in Japan. CSC will invest 10 billion JPY in total and hold 33% of EAU Steel's shares.

2. Approving the revamping and modification of No.4 & 5 slab continuous casters of steel making plant and total investment is estimated to be NT$2,101,910,000

3. Approving the secondary ladle furnace installation at BOF plant I
And total investment is estimated to be NT$604,143,000

4. Approving the revamping project of existing cold-heading steel wire plant and total investment is estimated to be NT$267,960,000

5. Approving the Conversion Sale Program for CSC common shareholders to sell shares via GDR

China Steel Corporation

Y.C. Chen
Executive Vice President